UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
Under the Securities Exchange Act of 1934

Amendment No. 2

ALSET EHOME INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

40438A105
(CUSIP Number)

The Second Generation Trust of 2020
41 Birchwood Terrace
Clifton, NJ 07012
Attn: Jodie Shapiro-Shahar
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40438A105

1.	Names of Reporting Persons: The Second Generation Trust of 2020
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: The State of New York
Number of Shares by Each Reporting Person With	5.	Sole Voting Power 350,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 350,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 4.08%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40438A105

1.	Names of Reporting Persons: Jodie Shapiro-Shahar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: The United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 350,000 [1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 350,000 [1]
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000 [1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) n/a
11.	Percent of Class Represented by Amount in Row (9) 4.08% [2]
12.	Type of Reporting Person (See Instructions) IN

[1] The reporting person Jodie Shapiro-Shahar is the sole trustee of The Second Generation Trust of 2020 (the “Second Generation Trust”) and has the sole voting power and dispositive power over any and all of the shares held under the Second Generation Trust.

[2] Based on 8,570,000 shares of common stock of the Issuer issued and outstanding as of December 29, 2020 per quarterly report filed on Form 10-Q before the Securities and Exchange Commission on December 29, 2020.

Item 1.

(a)	Name of Issuer:	Alset EHome International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	4800 Montgomery Lane, Suite 210 Bethesda, Maryland 20814

Item 2.

(a)	Name of Person Filing
This report is filed by The Second Generation Trust of 2020 and Jodie Shapiro-Shahar with respect to the shares of common stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by the Second Generation Trust and indirectly owned by Jodie Shapiro-Shahar.

(b)	Address of Principal Business Office or, if none, Residence:	41 Birchwood Terrace Clifton, NJ 07012

(c)	Citizenship:	Jodie Shapiro-Shahar is a citizen of the United States and the Second Generation Trust is a New York trust.

(d)	Title of Class of Securities:	Common Stock, par value $0.001 per share

(e)	CUSIP Number:	40438A105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	350,000

(b)	Percent of class:	4.08% [3]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.	350,000

(ii)	Shared power to vote or to direct the vote.	0

(iii)	Sole power to dispose or to direct the disposition of.	350,000

(iv)	Shared power to dispose or to direct the disposition of.	0

(3) Based on 8,570,000 shares of common stock of the Issuer issued and outstanding as of December 29, 2020 per quarterly report filed on Form 10-Q before the Securities and Exchange Commission on December 29, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021

The Second Generation Trust of 2020
By: /s/ Jodie Shapiro-Shahar
Name: Jodie Shapiro-Shahar
Title: Trustee

By: /s/ Jodie Shapiro-Shahar
Name: Jodie Shapiro-Shahar

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)